As filed to the Securities and Exchange Commission on February 4, 2020.
Registration No. 333-235822

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 3 to
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
Professional Holding Corp.
(Exact name of Registrant as specified in its charter)
Florida	6021	46-5144312
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

396 Alhambra Circle, Suite 255
Coral Gables, FL 33134
(786) 483-1757
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Daniel R. Sheehan
Chairman and Chief Executive Officer
Professional Holding Corp.
5100 PGA Boulevard, Suite 101
Palm Beach Gardens, FL 33418
(561) 868-1275
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Robert B. Lamm, Esq. Gustav L. Schmidt, Esq. Gunster, Yoakley & Stewart, P.A. 450 E. Las Olas Blvd., Suite 1400 Fort Lauderdale, Florida 33301 (954) 462-2000	Mary Usategui Executive Vice President & CFO Professional Holding Corp. 396 Alhambra Circle, Suite 255 Coral Gables, FL 33134 (786) 483-1757	Frank M. Conner III, Esq. Michael P. Reed, Esq. Christopher J. DeCresce, Esq. Covington & Burling LLP One City Center 850 Tenth Street, NW Washington, D.C. 20001 (202) 662-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title of each Class of Security to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.01 par value per share	3,565,000	$21.00	$74,865,000.00	$9,717.48
(1)
Includes 465,000 shares of Class A Common Stock that the underwriters have the option to purchase from the registrant in this offering.

(2)
Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(3)
Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (File No. 333-235822) of Professional Holding Corp. (the “Registration Statement”) is being filed solely for the purpose of filing Exhibit 5.1, as indicated in Part II of this Amendment No. 3. This Amendment No. 3 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13.
Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than underwriting discounts and commissions, payable solely by the registrant in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the registration fee of the SEC, the FINRA filing fee and the Nasdaq Global Market listing fee.
SEC registration fee	$9,735
FINRA filing fee	11,750
Nasdaq listing fees and expenses	150,000
Accounting fees and expenses	660,000
Legal fees and expenses	525,000
Printing fees and expenses	150,000
Transfer agent and registrar fees and expenses	12,000
Underwriter expenses	50,000
Miscellaneous expenses	100,000
Total	$1,668,485

*
To be completed by amendment.

Item 14.
Indemnification of directors and officers.

The Florida Business Corporation Act, or FBCA, permits, under certain circumstances, the indemnification of directors and officers of a corporation, or indemnified party, with respect to any threatened, pending or completed action, suit or proceeding to which such person is or was a party because of his or her being a directors and officer of the corporation or is or was serving at the request of the corporation as a director, officer, manager, partner, trustee, employee, or agent of another domestic or foreign corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against liability incurred in such proceeding; provided, however, that such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The FBCA also permits indemnification against expenses and amounts paid in settlement actually and reasonably incurred in connection with such proceeding. Unless ordered by a court, a corporation may not indemnify an indemnified party unless authorized for a specific proceeding after a determination that indemnification is permissible because the director or officer has met the relevant standard of conduct by either, depending on the circumstances, (i) a majority of directors or a committee designated by the board if a quorum is not obtainable, (ii) independent special legal counsel selected by the board, or (iii) the shareholders (excluding shares voted by a party to the proceeding).
Under the FBCA, a corporation must indemnify an indemnified party who was successful, on the merits or otherwise, in the defense of any proceeding to which the individual was a party because he or she is or was a director or officer of the corporation against expenses incurred by the individual in connection with the proceeding.
A corporation may, under the FBCA, before final disposition of a proceeding, advance funds to pay for or reimburse expenses incurred in connection with the proceeding by an officer or director who is a party to the proceeding because that individual is or was a director or an officer if such person delivers to the corporation a signed written undertaking to repay any funds advanced if such person is not entitled to indemnification under the FBCA. Expenses incurred by other employees and agents may be paid in advance upon the terms the board of directors of a corporation decide to be appropriate.
Unless a corporation’s articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, the FBCA permits an indemnified party to apply for indemnification or an advance for expenses, or both, to a court having jurisdiction.

Notwithstanding other sections of the FBCA regarding indemnification, unless ordered by a court in certain circumstances, the FBCA prohibits indemnification or the advancement of expenses to an indemnified party if a judgment or other final adjudication establishes that such person’s actions were material to the cause of action and (i) constitute willful or intentional misconduct or a conscious disregard for the best interests of the company, (ii) an improper personal benefit was involved, (iii) constitute a violation of criminal law (unless such person had reasonable cause to believe the conduct was lawful) or (iv) involves liability under the statute for unlawful distributions.
In addition to the authority granted to us by the FBCA to indemnify our directors and officers, certain other provisions of the FBCA have the effect of further limiting the personal liability of our directors and officers. For example, a director of a Florida corporation cannot be held personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act as a director except in the case of certain qualifying breaches of the director’s duties.
Our Bylaws state we must indemnify our directors, officers, and employees, and may indemnify agents from expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a claim, action or suit by reason of his or her position or is serving in such position at the our request if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Our Bylaws require us to indemnify a director, officer, employee or agent who is successful on the merits and entitled to indemnification under our Bylaws. We must also indemnify any director, officer or employee and may indemnify an agent for expenses actually and reasonably incurred in connection with a claim, action or suit by or in the right of the Company. Any indemnification under our Bylaws is subject to a determination that such person met the applicable standard of conduct by a majority of our Board or, in certain circumstances, a committee, by independent legal counsel or the shareholders by a majority vote. We may advance expenses, including attorneys’ fees, upon a preliminary determination that such person met the applicable standard of conduct, or as authorized by our Board in a specific case or, in either event, upon receipt of a written commitment from or on behalf of such person to repay the expenses unless it is ultimately determined he or she is entitled to indemnification. Our Bylaws provide that indemnification under our Bylaws is not exclusive and any indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and such person complied with the required standards of conduct. Our Bylaws further provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents in their capacities as such, or serving at the request of us, against any liabilities asserted against such persons and incurred by such persons in any capacity, or arising of such persons status as such, whether or not we would have the power to indemnify such persons against such liability under our amended and restated Bylaws.
Additionally, we have entered into indemnification agreements with each of our directors that contractually obligate us to indemnify our directors to the fullest extent permitted under applicable law. These agreements generally require both the Company and Bank to indemnify each director if the director is, or is threatened to be made, a party to or a participant in any Proceeding, other than a Proceeding by or in the right of the Company or the Bank to procure a judgment in the favor of the Company or the Bank or a proceeding by a federal banking agency if the director acted in good faith and in a manner the director reasonably believed to be in, or not opposed to, the best interests of the Company or the Bank, as applicable, and, in the case of a criminal action or proceeding, had no reasonable cause to believe that the director’s conduct was unlawful. Each director is further required to be indemnified for all expenses reasonably incurred by the director or on behalf of the director if the director is, or is threatened to be made, a party to or a participant in any proceeding by or in the right of the Company or the Bank to procure a judgment in favor of the Company or the Bank, provided that the director acted in good faith and in a manner the indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company or the Bank. Notwithstanding the foregoing, no indemnification is available to a director in respect of any claim, issue or matter as to which the director is finally adjudged by a court to be liable to the Company, the Bank, or both, as the case may be, unless and only to the extent that the court in which the proceeding was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director is fairly and reasonably entitled to indemnification for such expenses.

The indemnification agreements also generally provide for indemnification of expenses in connection with certain specific scenarios, including proceedings by federal banking regulators, subject to certain customary exclusions. The indemnification agreements also obligate the Company and Bank to advance expenses to a director, subject to the director’s obligation to repay the advance if and to the extent it is determined that the director is not entitled to be indemnified by the Company or Bank.
We maintain liability insurance policies that cover certain liabilities of our directors and officers arising out of proceedings based on acts or omissions in their capacities as directors or officers, including directors and officers liability insurance and excess directors and officers liability insurance.
The form of Underwriting Agreement filed as Exhibit 1.1 hereto will obligate the underwriters to indemnify our directors, officers and controlling persons under limited circumstances against certain liabilities under the Securities Act.
We have also agreed to indemnify former officers, directors, and employees of MBI and its subsidiaries against all costs and expenses (including attorney’s fees), judgments, fines, losses, claims, damages, settlements or liabilities as incurred in connection with any claim arising out of actions or omissions of such persons in the course of performing their duties for MBI occurring at or before the effective time of the merger, to the greatest extent as such persons are indemnified or have the right to advancement of expenses pursuant to (i) MBI’s articles of incorporation and MBI’s bylaws or the comparable organization documents of its subsidiaries, each as in effect on the date of the merger agreement, and (ii) the FBCA.
The foregoing is only a general summary of certain aspects of the FBCA law and our governing documents and agreements dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to our Bylaws and our form of indemnification agreement, which are filed as an exhibit to this registration statement, and to the relevant provisions of the FBCA.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors and officers, or for persons controlling us, pursuant to our Articles of Incorporation, Bylaws or the FBCA, or pursuant to an indemnification agreement, we acknowledge that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15.
Recent sales of unregistered securities.

The following list sets forth information as to all securities we have sold or exchanged since January 1, 2016, which were not registered under the Securities Act.
(1)
Since January 1, 2016, we have issued shares of our Class A and B Common Stock in the following transactions:

•
On February 17, 2017, we issued an aggregate of 1,300,266 shares of our Class A and B Common Stock to certain accredited investors in a private placement at a price per share of  $14.50 for aggregate gross consideration of approximately $18.9 million.

•
On December 18, 2018, we issued an aggregate of 1,095,890 shares of our Class A and B Common Stock to certain accredited investors in a private placement at a price per share of $18.25 for aggregate gross consideration of approximately $20.0 million.

(2)
Since January 1, 2016, we have issued shares of our common stock in the following transactions to certain of our employees:

•
We have granted stock options to employees under our 2016 Amended and Restated Option Plan to acquire 264,653 shares of our Class A Common Stock, of which there were 152,100 outstanding as of December 31, 2019 with a weighted-average exercise price of  $12.87 per share, and 99,216 shares of restricted stock to employees under our 2019 Equity Incentive Plan for which we did not receive, nor will we receive, any monetary consideration.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (1) by virtue of Section 4(a)(2) and Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof, (b) they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (c) appropriate legends were affixed to the unit certificates issued in such transactions.
We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (2) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.
We did not use a placement agent, nor did we pay a commission to any person, in connection with our 2017 private offering or 2018 private offering.
Item 16.
Exhibits and financial statement schedules.

(a)   The exhibits listed below in the “Index to Exhibits” are part of this Registration Statement on Form S-1 and are numbered in accordance with Item 601 of Regulation S-K.
(b)   Financial Statement Schedules. Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17.
Undertakings.

The undersigned registrant hereby undertakes that:
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit No.	Description
1.1**	Form of Underwriting Agreement.
2.1**	Agreement and Plan of Merger by and between Professional Holding Corp. and Marquis Bancorp, Inc., dated as of August 9, 2019.
3.1**	Articles of Incorporation of Professional Holding Corp.
3.2**	Articles of Amendment to Articles of Incorporation of Professional Holding Corp., effective as of April 19, 2019.
3.3**	Amended and Restated Bylaws of Professional Holding Corp., effective as of August 23, 2019.
4.1**	Form of Class A Common Stock Certificate of Professional Holding Corp.
4.2**	Form of Class B Common Stock Certificate of Professional Holding Corp.
5.1	Opinion of Gunster, Yoakley & Stewart, P.A.
10.1+**	Employment Agreement among Professional Holding Corp., Professional Bank and Daniel R. Sheehan.
10.2+**	Employment Agreement among Professional Holding Corp., Professional Bank and Abel L. Iglesias.
10.3+**	Employment Agreement among Professional Holding Corp., Professional Bank and Mary Usategui.
10.4+**	Employment Agreement among Professional Holding Corp., Professional Bank and Ryan Gorney.
10.5+**	Professional Holding Corp. 2012 Share Appreciation Rights Plan.
10.6+**	Professional Holding Corp. 2014 Associate Stock Purchase Plan.
10.7+**	Professional Holding Corp. 2014 Share Appreciation Rights Plan.
10.8+**	Amendment No.1 to Professional Holding Corp. 2014 Share Appreciation Rights Plan.
10.9+**	Amendment No. 2 to Professional Holding Corp. 2014 Share Appreciation Rights Plan.
10.10+**	Form of Unit Agreement for Professional Holding Corp. 2014 Share Appreciation Rights Plan.
10.11+**	Professional Holding Corp. 2016 Amended and Restated Stock Option Plan.
10.12+**	Professional Holding Corp. 2019 Equity Incentive Plan.
10.13+**	Form of Restricted Stock Award Agreement for the Professional Holding Corp. 2019 Equity Incentive Plan.
10.14**	Form of Indemnification Agreement.
10.15**	Form of Stock Purchase Agreement (2017 Private Offering).
10.16**	Form of Subscription Agreement (2018 Private Offering).
10.17**	Letter Agreement between the Professional Holding Corp. and BayBoston Capital L.P., dated as of April 1, 2015.
10.18**	Amendment to Letter Agreement Dated April 1, 2015 between the Company and BayBoston Capital L.P., dated as of February 17, 2017.

Exhibit No.	Description
10.19**	Letter Agreement between the Professional Holding Corp. and EJF Sidecar Fund, Series LLC — Series E, dated as of February 17, 2017.
10.20**	Letter Agreement between the Professional Holding Corp. and BayBoston Capital L.P., dated as of February 17, 2017.
10.21**	Form of Letter Agreement between the Professional Holding Corp. and each of Mendon Capital QP LP, Mendon Capital Master Fund LP, and Iron Road Multi Strategy Fund LP.
10.22**	Registration Rights Agreement between the Professional Holding Corp. and EJF Sidecar Fund, Series LLC — Series E, dated as of February 17, 2017.
10.23**	Registration Rights Agreement between the Professional Holding Corp. and BayBoston Capital L.P., dated as of February 17, 2017.
10.24**	Form of Registration Rights Agreement between the Professional Holding Corp. and each of Mendon Capital QP LP, Mendon Capital Master Fund LP, and Iron Road Multi Strategy Fund LP.
10.25**	Form of Voting Agreement between Professional Holding Corp. and each of our directors (except Anton V. Schutz) and Mendon Capital QP LP, Mendon Capital Master Fund LP, and Iron Road Multi Strategy Fund LP.
10.26**	Loan Agreement between Professional Holding Corp. and Valley National Bank, N.A., dated as of December 19, 2019.
21.1**	Subsidiaries of Professional Holding Corp.
23.1**	Consent of Crowe LLP.
23.2**	Consent of Crowe LLP.
23.3	Consent of Gunster, Yoakley & Stewart, P.A. — included in Exhibit 5.1.
24.1**	Power of Attorney — included on the signature page hereto.

*
To be filed by amendment

**
Previously filed

+
Indicates a management contract or compensatory plan

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida, on February 4, 2020.
PROFESSIONAL HOLDING CORP.
By:
/s/ Daniel R. Sheehan

Daniel R. Sheehan
Chairman and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the dates indicated.
Signature	Title	Date
/s/ Daniel R. Sheehan Daniel R. Sheehan	Chairman and Chief Executive Officer (Principal Executive Officer)	February 4, 2020
/s/ Mary Usategui Mary Usategui	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 4, 2020
* Rolando DiGasbarro	Director	February 4, 2020
* Carlos M. Garcia	Director	February 4, 2020
* Jon L. Gorney	Director	February 4, 2020
* Abel L. Iglesias	Director	February 4, 2020
* Herbert Martens, Jr.	Director	February 4, 2020
* Dr. Lawrence Schimmel, M.D.	Director	February 4, 2020
* Anton V. Schutz	Director	February 4, 2020
*By: /s/ Daniel R. Sheehan Attorney-in-Fact